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                      October 24, 2022

       Michael Stornant
       Chief Financial Officer
       Wolverine World Wide, Inc.
       9341 Courtland Drive N.E.
       Rockford, MI 49351

                                                        Re: Wolverine World
Wide, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 1, 2022
                                                            File No. 001-06024

       Dear Michael Stornant:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing